UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 14, 2021

Commission File Number: 001-39363

IMMATICS N.V.

Paul-Ehrlich-Straße 15

72076 Tübingen, Federal Republic of Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

License, Development and Commercialization Agreement with Bristol-Myers Squibb

On December 10, 2021, a subsidiary of Immatics N.V. (the “Company”), Immatics Biotechnologies GmbH, entered into a License, Development and Commercialization Agreement (the “Agreement”) with Bristol-Myers Squibb Company (“Bristol-Myers Squibb”) relating to the Company’s TCR Bispecific candidate, IMA401.

Pursuant to the Agreement, Immatics granted to Bristol-Myers Squibb an exclusive, worldwide, sublicensable license to develop, manufacture, and commercialize IMA401 and certain other bispecific and multispecific molecules that bind to a MAGEA4/A8 peptide and engage and activate endogenous T-cells or other immune cells (collectively, the “licensed products”) for any diagnostic, prophylactic or therapeutic uses, excluding cell therapy and cell therapy products. Bristol-Myers Squibb granted to Immatics a non-exclusive, perpetual, worldwide, sublicensable, royalty-free license to certain Bristol-Myers Squibb Company patents and know-how that are improvements to Immatics’ platform technology that may be generated by Bristol-Myers Squibb in the performance of activities under the Agreement.

In consideration for such licenses, Immatics will receive an upfront payment of $150 million and will be eligible to receive milestone payments of up to $770 million upon the achievement of certain development, regulatory and commercial milestones. In addition, during the royalty term (as described below), Immatics will be eligible to receive tiered, low double-digit percentage royalties on worldwide net sales of licensed products, or if Immatics exercises its U.S. development co-funding option (as described below), Immatics will be eligible to receive tiered, low double-digit percentage royalties on U.S. net sales of licensed products that are higher than those if Immatics did not exercise its U.S. development co-funding option. The royalty percentages described above are subject to reduction in a given country under certain circumstances, including, but not limited to, the introduction of biosimilar products.

Immatics has the option in certain instances to co-fund the development of the licensed products for the United States. If exercised, Immatics will be responsible for a portion of the U.S. development expenses incurred by Bristol-Myers Squibb and will receive the increased U.S. royalties described above. In addition, Immatics has the option to co-promote approved licensed products in the United States.

Under the Agreement, Immatics will be responsible for, and will bear the cost of, the first Phase 1 clinical trial in Germany for the first licensed product and for performing certain related preclinical studies and CMC-related development activities. Bristol-Myers Squibb will be responsible for, and will bear the cost of, performing all other development and commercialization activities, subject to Immatics’ U.S. development co-funding option and U.S. co-promote option described above.

The Agreement will expire upon expiration of the last royalty term contemplated by the Agreement. A royalty term with respect to a licensed product in a given country begins upon the first commercial sale of such licensed product in such country and terminates upon certain events or at the end of certain time periods relevant to such licensed product, including, but not limited to: the expiration of regulatory exclusivity, the expiration of valid patent claims covering such licensed product, and 10 years after first commercial sale of the licensed product in a given country. The Agreement has market termination provisions, including termination by Bristol-Myers Squibb of the Agreement in its entirety or on a country-by-country basis for convenience upon prior written notice or by Bristol-Myers Squibb for safety reasons. Each party may terminate for uncured breach by the other party, or for the insolvency of the other party.

During the term, Immatics will not develop, manufacture or commercialize products which would directly compete with the licensed products, pursuant to the terms and conditions of the Agreement.

About IMA401

IMA401 is the most advanced product candidate in Immatics’ TCR Bispecifics pipeline, called TCER® (T Cell Engaging Receptors), in which one binding region targets MAGEA4/8, a highly prevalent antigen in multiple solid tumors, and the other region engages and activates T cells. In preclinical proof-of-concept studies, IMA401 has shown anti-tumor activity with complete remissions in various in vivo tumor models including patient-derived xenograft models.

In November 2021, Immatics filed a Clinical Trial Application with Paul-Ehrlich-Institute (PEI), the German federal regulatory authority, for the development of IMA401. The clinical trial, which is planned to commence in the first half of 2022, is expected to enroll patients across various solid tumor types.

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In connection with the Agreement, the Company issued a press release, a copy of which is attached hereto as Exhibit 99.1, and made available an updated investor presentation, which is attached hereto as Exhibit 99.2. The fact that the presentation is being made available and furnished herewith is not an admission as to the materiality of any information contained in the presentation. The information contained in the presentation is being provided as of December 14, 2021 and the Company does not undertake any obligation to update the presentation in the future or to update forward-looking statements to reflect subsequent actual results.

INCORPORATION BY REFERENCE

This Report on Form 6-K (other than Exhibits 99.1 and 99.2) shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Nos. 333-258351 and 333-240260) of Immatics N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated December 14, 2021
99.2	Corporate presentation dated December 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMATICS N.V.
Date: December 14, 2021
	By:	/s/ Harpreet Singh
	Name:	Harpreet Singh
	Title:	Chief Executive Officer